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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  RISCORP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              Florida                                                         65-0335150
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(State of Incorporation or Organization)                          (IRS Employer Identification No.)

2 North Tamiami Trail, Suite 608
Sarasota, Florida                                                              34236-5642
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(Address of Principal Executive Offices)                                       (Zip Code)

If this form relates to the registration of a class of            If this form relates to the registration of
debt securities and is effective upon filing pursuant             a class of debt securities and is to become
to General Instruction A(c)(1) please check the                   effective simultaneously with the
following box.    [ ]                                             effectiveness of a concurrent registration
                                                                  statement under the Securities Act of 1933
                                                                  pursuant to General Instruction A(c)(2)
                                                                  please check the following box.    [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                                           Name of each exchange on which
         to be so registered                                           each class is to be registered
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
                                            None
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Securities to be registered pursuant to Section 12(g) of the Act:

                    Series A Preferred Stock Purchase Rights
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                                (Title of class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On May 13, 1999, the Board of Directors of RISCORP, Inc. (the
"Company") declared a distribution of (i) one right (a "Class A Right") for each outstanding share of Class A Common Stock, par value $0.01 per share (the "Class
A Common Stock") and (ii) one right (a "Class B Right") for each outstanding share of Class B Common Stock, par value $0.01 per share (the "Class B Common
Stock"), to shareholders of record at the close of business on May 28, 1999 and for each share of Class A Common Stock or Class B Common Stock, as the case may be, issued (including shares distributed from Treasury) by the Company thereafter and prior to the Separation Time. Each Class A Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000th) of a share (a "Class A Unit") of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") and each Class B Right entitles the registered holder to purchase from the Company one one-thousandth
(1/1000th) of a share (a "Class B Unit" and together with the Class A Units, a "Unit") of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock" and together with the Series A Preferred
Stock, the "Preferred Stock"), each at a purchase price of $10 per Unit (the
"Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Protection Rights Agreement between the Company and First Union National Bank, as Rights Agent, dated as of May 13, 1999
(the "Rights Agreement").

         Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the Separation Time will occur upon the earlier of (i) ten business days (unless otherwise accelerated or delayed by the Board) following public announcement that a person or group of affiliated or associated persons (an "Acquiring
Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 5% or more of the then outstanding shares of Class A
Common Stock, or (ii) ten business days (unless otherwise delayed by the Board) following the commencement of a tender offer or exchange offer that would result in the person or group beneficially owning 5% or more of the then outstanding shares of Common Stock. An Acquiring Person does not include (a) any person who is a beneficial owner of 5% or more of the Common Stock on May 13, 1999 (the date of adoption of the Rights Agreement), unless such person or group shall thereafter acquire beneficial ownership of additional Class A Common Stock, (b) a person who acquires beneficial ownership of 5% or more of the Class A Common
Stock without any intention to affect control of the Company and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 5% or more of the Class A Common Stock, or (c) a person who is or becomes a beneficial owner of 5% or more of the Class A Common Stock as a result of an option granted by the Company in connection with an agreement to acquire or merge with the Company prior to a Flip-In Date.

         Until the Separation Time, (i) the Rights will be evidenced by Common
Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 13, 1999
(including shares distributed from Treasury) will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding



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Common Stock will also constitute the transfer of the Rights associated with the
Common Stock represented by such certificate.

         The Rights are not exercisable until the Separation Time and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier terminated by the Company as described below.

         As soon as practicable after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the date when the Separation Time occurs and, thereafter, the separate Rights
Certificates alone will represent the Rights.

         If a Flip-In Date occurs (i.e., the close of business ten business days following announcement by the Company that a person has become an Acquiring
Person), and if the Company has not terminated the Rights as described below, then the Rights entitle the holders thereof to acquire shares of Class A Common
Stock or Class B Common Stock (rather than Series A Preferred Stock or Series B
Preferred Stock) having a value equal to twice the Right's exercise price.
Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-In Date, the Company may substitute a combination of cash, property, a reduction in the exercise price of the Rights, the appropriate Preferred Stock or other securities with a value equal to the Common Stock (or any combination of the above) which would otherwise be issuable. In addition, at the option of the Board of Directors prior to the time that any person becomes the beneficial owner of more than 50% of the Class A Common Stock, and rather than payment of the cash purchase price, each Right may be exchanged for one share of Class A
Common Stock if a Flip-In Date occurs. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances set forth in the Rights
Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

         Following the Flip-In Date, if the company is acquired in a merger or consolidation where the Company does not survive or the Class A Common Stock is changed or exchanged, or 50% or more of the Company's assets or assets generating 50% or more of the Company's operating income or cash flow is transferred in one or more transactions to persons who at that time control the Company, then the Rights entitle the holders thereof to acquire for the exercise price shares of the acquiring party having a value equal to twice the Right's exercise price.

         The exercise price payable and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares outstanding.

         At any time until the close of business on the Flip-In Date, the Board of Directors may terminate the Rights without any payment to the holders thereof. The Board of Directors may condition termination of the Rights upon the occurrence of a specified future time or event.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

         Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders.

         A total of 200,000 shares of Series A Preferred Stock and 200,000 shares of Series B Preferred Stock will be reserved for issuance upon exercise of the Rights.


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         Each Unit of Preferred Stock will receive dividends at a rate per Unit equal to any dividends (except dividends payable in Common Stock) paid with respect to a share of Common Stock and, on a quarterly basis, an amount per whole share of Preferred Stock equal to the excess of $1.00 over the aggregate dividends per whole share of Preferred Stock during the immediately preceding three-month period.

         In the event of liquidation, the holder of each fractional share of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 per whole share or the per share amount paid in respect of a share of Common Stock.

         Each whole share of Series A Preferred Stock will vote together with the Class A Common Stock and will have the same number of votes as 1000 shares of Class A Common Stock and each whole share of Series B Preferred Stock will vote together with the Class B Common Stock and will have the same number of votes as 1000 shares of Class B Common Stock.

         In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each corresponding share of Common Stock.

         The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Series A Unit that may be acquired upon the exercise of each Class A Right should approximate the economic value of one share of Class A Common Stock and the economic value of one Series B Unit that may be acquired upon the exercise of each Class B Right should approximate the economic value of one share of Class B Common Stock.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company (with, where required by the Rights Agreement, the concurrence of a majority of the continuing directors) unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger, statutory share exchange or other business combination approved by a majority of the directors since the Rights may be terminated by the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K dated May 13, 1999 and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

         1.       Shareholder Protection Rights Agreement, dated as of May 13,
1999, between RISCORP, Inc. and First Union National Bank, as Rights Agent
(which includes as Exhibits A-1 and A-2 thereto the Forms of Rights
Certificates), incorporated herein by reference from Exhibit 99.1 to RISCORP, Inc.'s Current Report Form 8-K dated May 13, 1999.

         2.       Amended and Restated Articles of Incorporation of RISCORP,
Inc. incorporated herein by reference from Exhibit 3.1 to RISCORP, Inc.'s
Registration Statement on Form S-1 (Reg. No. 33-99760).

         3. Form of Common Stock Certificate of RISCORP, Inc. incorporated herein by reference from Exhibit 4.1 to RISCORP, Inc.'s Registration Statement on Form S-1 (Reg. No. 33-99760).

         4.       Bylaws of RISCORP, Inc. incorporated herein by reference from
Exhibit 3.2 to RISCORP, Inc.'s Registration Statement on Form S-1 (Reg. No.
33-99760).

         5. Press Release dated May 13, 1999, incorporated herein by reference from Exhibit 99.2 to RISCORP, Inc.'s Current Report on Form 8-K dated
May 13, 1999.



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                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    RISCORP, INC.



Date:  June 1, 1999                 By:   /s/ Walter E. Riehemann
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                                          Walter E. Riehemann
                                          Senior Vice President and
                                          General Counsel


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